UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hannover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons: NORD/LB I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 31,024,000
8. Shared Voting Power:
9. Sole Dispositive Power: 31,024,000
10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,024,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.6%*
14.	Type of Reporting Person BK

*	Based on a total of 131,521,046 shares of common stock outstanding as of February 1, 2008, as reported in the issuer’s quarterly report on Form 10-QSB filed on February 14, 2008.

This Amendment No. 1 amends and restates Item 4 of the statement on Schedule 13D filed on March 14, 2008 by NORD/LB relating to the common stock, par value $0.0001 per share, of RemoteMDx, Inc. (“RemoteMDx Common Stock”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated herein by reference.

Since November 2007, NORD/LB has been acquiring RemoteMDx Common Stock at the instruction of a client and with the intention to pass the shares on to the client. However, the client now refuses to accept the RemoteMDx Common Stock and to settle the orders. In the course of a review conducted with regard to these business activities, one of NORD/LB’s brokers mistook the trades for settled with the client and entered them into the books accordingly. Because the settlement process with NORD/LB’s client is still disputed, NORD/LB, as a matter of precaution, on February 25, 2008, assigned the shareholding to its own assets and is therefore making this disclosure on Schedule 13D. However, NORD/LB disclaims beneficial ownership of the shares of RemoteMDx Common Stock included in this Schedule 13D subject to resolution of this dispute.

NORD/LB neither envisions itself as a strategic investor nor considers the shareholding of RemoteMDx Common Stock as a permanent financial investment. NORD/LB intends to monitor its holding of RemoteMDx Common Stock on an ongoing basis and, should no agreement be reached with its client with regard to the underlying transactions, to take such measures as it deems appropriate from time to time in furtherance of its interests. NORD/LB may hold these shares of RemoteMDx Common Stock for a period of time it deems to be appropriate, or may from time to time dispose of some or all shares of RemoteMDx Common Stock then held by it. Notwithstanding the foregoing, except as described in this Item 4, NORD/LB does not have any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2008

NORD/LB

By:	/s/ Stefan Vinson
Name: Stefan Vinson Title: Head Compliance

By:	/s/ Ulrich Gause
Name: Ulrich Gause Title: Senior Counsel, Legal Department